SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

____________

Commission file number 333-85834

____________

The Children’s Place 401(k) Savings Plan

A. (Full title of the Plan)

The Children’s Place Retail Stores, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

915 Secaucus Road
Secaucus, NJ 07094
(Address of principal executive office)

THE CHILDREN’S PLACE 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005	4-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9

SIGNATURE	10

EXHIBIT

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the year ended December 31, 2005 consists of audited financial statements of The Children’s Place 401(k) Savings Plan as of December 31, 2005 and December 31, 2004 and for the year ended December 31, 2005 and the supplemental schedule thereto. The Children’s Place 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and supplemental schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Children’s Place 401(k) Savings Plan
Secaucus, New Jersey

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

June 28, 2006

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments	$31,666,215	$22,808,410

Receivables:
Employer contribution	185,777	-

Total Assets	$31,851,992	$22,808,410

LIABILITIES:
Excess contributions payable	-	487,299
Administrative expense payable	10	-
Total Liabilities	10	487,299

NET ASSETS AVAILABLE FOR BENEFITS	$31,851,982	$22,321,111

See notes to financial statements.

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participant contributions	$5,159,814
Employer contributions	1,630,722
Rollovers	2,304,536

Total contributions	9,095,072

Investment income:
Net appreciation in fair value of investments	1,311,401
Dividends	1,034,728
Interest	39,940

Net investment income	2,386,069

DEDUCTIONS:
Benefits paid to participants	1,934,867
Administrative expenses	15,403

Total deductions	1,950,270

INCREASE IN NET ASSETS	9,530,871

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,321,111

End of year	$31,851,982

See notes to financial statements.

THE CHILDREN’S PLACE 401(k) SAVINGS plan

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of The Children’s Place 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Children’s Place Retail Stores, Inc. (the “Company” or “Sponsor”) and its subsidiaries organized in the United States who have three months of service. Fidelity Management and Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan, subject to certain limitations of the Internal Revenue Code (“IRC”). The Company contributes up to 50% of the first 5% of base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty-one mutual funds and The Children’s Place Retail Stores, Inc. common stock, (“The Children’s Place Common Stock”) as investment options for participants.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon. For the year ended December 31, 2005, vesting in the Company’s contribution portion of their accounts was based on years of continuous service, as follows:

Years of Service	Vested Percentage
1	0%
2	25%
3	50%
4	75%
5	100%

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at an annual rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits— On termination of service due to death, disability, or retirement, a participant or participant’s beneficiary upon death may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $3,544 and $2,890, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $150,900 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value and quoted market prices are used to value investments, except for the investment in the common collective trust, Fidelity Managed Income Portfolio (managed by Fidelity Management Trust Company). The common collective trust is stated at an estimated fair value based on the unit values of the underlying funds. As of December 31, 2005 and 2004, the Plan’s investment in the Fidelity Managed Income Portfolio is $8,588,420 and $7,674,825, respectively. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan and the Sponsor as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of December 31, 2005 and 2004, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2005 and 2004, the Plan recorded a liability in the amount of $0 and $487,299, respectively.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004

**Fidelity Equity Income Fund (98,036 shares and 90,073 shares, respectively)	$5,174,353	$4,754,070
**Fidelity Diversified International Fund (76,190 shares and 57,723 shares, respectively)	2,479,223	1,653,175
**Fidelity Mid-Cap Stock Fund (100,365 shares and 73,172 shares, respectively)	2,666,695	1,715,873
**Fidelity Managed Income Portfolio Fund (8,588,420 shares and 7,674,825 shares, respectively)	8,588,420	7,674,825
**The Children's Place Common Stock (35,079 shares and 36,273 shares, respectively)	1,733,594	1,343,186

**Party-in-interest

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Equity Funds	$703,864
Bond Funds	(29,549)
Balanced Funds	140,496
The Children's Place Common Stock	496,590
Net appreciation in fair value of investments	$1,311,401

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Trust Company. Fidelity Management and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 35,079 and 36,273 shares, respectively, of common stock of The Children’s Place Retail Stores, Inc., the sponsoring employer, with a cost basis of $885,367 and $746,218, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a non-standardized prototype plan document sponsored by Fidelity Management and Trust Company (“FMTC”). FMTC received an opinion letter from the Internal Revenue Service (“IRS”), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Loans to participants per the statement of net assets available for benefits differs from loans to participants per the Form 5500 as of December 31, 2005, because certain conditions apply which cause the loan to be reported as a deemed distribution for tax purposes. This loan is properly reported as a Plan asset for financial statement purposes as determined by the written terms of the Plan document, related Plan policies and procedures and the loan document. The distributions per the statement of changes in net assets available for benefits differs from the distributions per Form 5500 because these loans were deemed distributed for tax purposes during the current year.

Additionally, the stock purchase account is a money market account that is used as a plan-level account in the recordkeeping of the purchase and sale of fractional shares of The Children’s Place Common Stock.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available per the financial statements	$31,851,982	$22,321,111
Less: Participant loan amounts deemed distributed for tax purposes	(11,592)	(10,042)
Add: Excess contributions payable to participants	-	487,299
Net assets available for benefits per Form 5500	$31,840,390	$22,798,368

The total interest required to be reported on Form 5500 includes interest bearing cash in The Children’s Place Stock Purchase Account and excludes loans that have been deemed distributed and have had no post-default payment activity. The following is a reconciliation of interest per the financial statements to Form 5500 for the year ended December 31, 2005:

2005

Interest per the financial statements	$39,940
Less: Interest on deemed loans with no default payments	(867)
Total interest per Form 5500	$39,073

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2005:

2005

Benefits paid to participants per the financial statements	$1,934,867
Less: Prior year participant loans deemed distributed for tax purposes	(10,042)
Add: Current year participant loans deemed distributed for tax purposes	11,592
Less: Interest on deemed loans with no default payments	(867)

Benefit payments to participants per Form 5500	$1,935,550

8.	SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan was amended to adopt a safe harbor company matching contribution formula for non-highly compensated participants.

******

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	EIN: 31-1241495
AS OF DECEMBER 31, 2005	PLAN No. 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including	Cost	Current
	Lessor or Similar Party	Maturity Date, Rate of Interest,		Value
		Collateral, Par or Maturity Value

*	Fidelity Equity Income Fund	Mutual Fund	**	$5,174,354
*	Fidelity Investment Grade Bond Fund	Mutual Fund	**	1,492,417
*	Fidelity Blue Chip Growth Fund	Mutual Fund	**	1,493,690
*	Fidelity Low Priced Stock Fund	Mutual Fund	**	1,246,305
*	Fidelity Diversified International Fund	Mutual Fund	**	2,479,223
*	Fidelity Dividend Growth Fund	Mutual Fund	**	682,866
*	Fidelity Small Cap Independent Fund	Mutual Fund	**	673,137
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	**	2,666,695
*	Fidelity Freedom Income Fund	Mutual Fund	**	53,636
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	101,703
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	400,914
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	730,710
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	805,529
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	247,748
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	33,564
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	561,819
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	304,276
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	221,593
*	Fidelity Managed Income Portfolio	Common/Collective Trust	**	8,588,420
	Spartan US Equity Index Fund	Mutual Fund	**	620,039
	AMR Small Cap Value Fund	Mutual Fund	**	422,124
*	The Children's Place Common Stock	Common Stock	**	1,733,594
*	The Children’s Place Stock Purchase Acct.	Interest Bearing Cash	**	105
*	Loans to Participants	Loan Fund - Participant Loans at	**
		interest rates ranging from 5% to 10%
		maturity dates from 2006 to 2016		931,754
TOTAL INVESTMENTS				$31,666,215

*Party in interest
**Cost information is not required for participant directed investments, and is therefore not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Children's Place 401(k) Savings Plan
(Name of Plan)

By: /s/ Susan Riley
Susan Riley, Senior Vice President, Chief Financial Officer

June 29, 2006